GAMBRO®

04 MAR -9 AM 7:21

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04010400

Stockholm, March 1, 2004

SUPPL

Gambro AB

<u>Rule 12g3-2(b) File No. 82-34731</u>

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Gambro AB (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Gambro AB

PROCESSED
MAR 09 2004
THOMSON
FINANCIAL

Pia Irell
Vice President, Investor Relations
Phone + 46 8-613 65 91
Fax +46 8 613 65 78

Enclosure:
Press Release – Gambro to focus pathogen reduction development, February 26, 2004

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 54,850 patients in more than 700 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2003 revenues of SEK 26.1 billion (USD 3.2 billion), has about 21,200 employees in some 40 countries

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, P O Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
Email info@gambro.com
www.gambro.com

File No 82-34731

GAMBRO

04 MAR -9 AM 7:21

PRESS RELEASE
February 26, 2004

Gambro to focus pathogen reduction development

Navigant Biotechnologies, Inc. ("Navigant"), a Denver, US based company and wholly owned subsidiary of Gambro, is focusing its Mirasol pathogen reduction technology for application to platelets and red blood cells. Pathogen reduction refers to the reduction of disease-causing viruses, bacteria and parasites that can be transmitted in blood components including platelets, plasma and red blood cells. During 2003, Navigant showed good progress and passed significant milestones.

The focusing move enables Gambro to better align and leverage the development efforts with future business strategies. Pathogens present in platelets are the most significant transfusion-related healthcare problem worldwide today and the market size for platelets pathogen reduction is estimated at MUSD 500 in the developed nations of the world. Navigant is currently conducting human clinical trials to evaluate platelet recovery and survival rates at two centers in the US. Current plans are to introduce the platelets product initially in Europe. Additionally, Navigant will continue pursuing development of its red cells product, which has a market opportunity of over USD 2.5 billion worldwide. The red cells program is in an earlier development stage than platelets. Navigant was awarded a MUSD 2 grant from the US Department of Defense to help develop its technology for red cells in military applications, working in collaboration with Walter Reed Army Institute of Research.

The external fund-raising efforts continue. Based on progress and evaluation of the technology, market conditions and external funding opportunities, the development focus for 2004 will be on the programs most likely to support Gambro BCT for specified products and geographical markets. This includes a focus on developing platelet technology and pursuing development of the red cell program, which is in an earlier stage. Navigant expects to spend around MUSD 10 in 2004.

Navigant was organized in 1999 as a development project within Gambro BCT, Inc. and has since been established as a separate company operating as part of Gambro BCT. The Mirasol™ technology uses a combination of riboflavin (vitamin B_2), a natural substance present in normal human blood and a part of the normal daily human diet, and illumination to reduce pathogens. Mirasol™ is the only technology under development today that applies to all three collected components of blood – platelets, plasma and red cells.

For further information please contact:
Teresa Ayers, President and CEO, Navigant Biotechnologies, Inc., tel. +1 303 232 6800
David Perez, President, Gambro BCT, tel. +1-303-232-6800
Bengt Modéer, Senior Vice President, Corporate Communications, tel. +46-8-613 65 33, +46-70-513 65 33
Pia Irell, Vice President, Investor Relations, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91
Kevin Smith, President, Gambro Inc., Investor Relations US, tel. +1-303 231 4750

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 54,850 patients in more than 700 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2003 revenues of SEK 26.1 billion (USD 3.2 billion), has about 21,200 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com